UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 000-55899

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ITEM

1. Notice of Relevant Fact dated May 10, 2021 (English Translation)

2. Call to General Ordinary and Extraordinary Shareholders’ Meeting to take place on June 9, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 10, 2021

Item 1

BANCO SANTANDER MEXICO INFORMS THAT IT HAS CALLED ITS SHAREHOLDERS TO A MEETING TO APPROVE THE PAYMENT OF A DIVIDEND AND THE DELISTING OF ITS SHARES

Mexico City, Mexico, May 10, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or “Banco”) one of the main banks in Mexico, announced today that by approval of its Board of Directors today, a Shareholders’ General Ordinary and Extraordinary Meeting will be held on June 9, 2021, in which the following, among others, shall be considered for approval: (i) the payment of a dividend in cash, up to the amount and on the date to be determined by the meeting and (ii) the cancelation of the registration in the National Securities Registry (Registro Nacional de Valores) as well as the listing on the Bolsa Mexicana de Valores, S.A.B. de C.V. of all the shares representing its capital stock in the event that the all-cash public acquisition offer announced by Banco Santander is carried out.

Should the payment of the dividend be approved, the amount to be paid per share as a result of the offer announced by Banco Santander, S.A. last May 26, shall be reduced from the price of Ps. 24.00 per share.

This relevant event does not constitute an offer or a request for a securities issuance or acquisition offer, and no securities offer, request or sale shall be conducted in any State or jurisdiction in which such an offer, request or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of the main banks In Mexico, offers a broad spectrum of financial products and services, including commercial and retail banking, financial advisory services, as well as other investment activities. Banco Santander Mexico offers a services platform directed to the middle and high sectors of the public and small and medium enterprises. It also provides integrated financial services to large multinational companies in Mexico. Until March 31, 2021, Banco Santander Mexico had total assets for Ps. 1,748 billion and more than 19.0 million clients. Based in Mexico City, the company operates more than 1,352 branches and offices in the country and has total of 22,280 employees.

Investor Relationships Contact

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relationships

investor@santander.com.mx

Evento Relevante
Banco Santander México

Item 2

BANCO SANTANDER MEXICO, S.A.,

INSTITUCIÓN DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”), pursuant to articles 181, 182, 183 and 186 of the Mexican General Corporations Law and the Corporate Bylaws, are called to a General Ordinary and Extraordinary Shareholders’ Meeting to take place at 12:00 pm on June 9, 2021 at the offices of the Company, located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, to address the following subjects:

AGENDA

I.	Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

II.	Discussion and approval for the request to cancel the registration in the National Securities Registry (Registro Nacional de Valores) as well as the listing on the Bolsa Mexicana de Valores, S.A.B. de C.V., of all the shares representing the Company's capital stock; resolutions in this regard.

III.	Designation of special delegates to formalize and fulfill the resolutions adopted at the Shareholders’ Meeting.

In order to attend the Meeting, shareholders shall present the corresponding form (Admission Card), which shall be issued at the offices of the Secretary of the Company at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, in Mexico City. Likewise, shareholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities, and a copy of the Federal Taxpayer Registry of each stockholder pursuant to the terms of article 27 of the Mexican Federal Tax Code. The Registry of Shareholders shall be closed two business days before the date of the Shareholders' Meeting takes place.

Likewise, the information mentioned in the Agenda shall be at the shareholders disposal at no cost at the domicile of the Company mentioned in the foregoing paragraph from the date of publication of this call, pursuant to the provisions of article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law.

The shareholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company under the terms of article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law. Such forms shall be at the disposal of the shareholders from the date hereof at the domicile of the Secretary of the Company so that they may collect them and distribute them among their representatives.

Mexico City as of May 10 2021

/s/ Lic. Fernando Borja Mujica
Lic. Fernando Borja Mujica
Secretary of the Board of Directors